Exhibit  2.4
AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT
     This AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this “Amendment”) is made by and between Lear Corporation, a Delaware corporation (the “Company”) and Douglas G. DelGrosso (“Employee” or “you”) and is entered into effective as of the consummation (the “Closing Date”) of the transactions contemplated by the AGREEMENT AND PLAN OF MERGER, dated as of February 9, 2007 (the “Merger Agreement”), by and among AREP Car Holdings Corp., a Delaware corporation (“Parent”), AREP Car Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company.
RECITALS
     A. The Company employs Employee pursuant to that certain Employment Agreement by and between the Company and Employee dated March 15, 2005 (“Employment Agreement”);
     B. The Company and the Employee desire to amend the Employment Agreement to provide for the Company’s continued employment of Employee.
     NOW, THEREFORE, in consideration of the foregoing, the covenants hereinafter set forth, and for other good and valuable consideration, intending to be legally bound hereby, the parties hereto hereby amend the Employment Agreement as follows:
AGREEMENT
     1. Section 2 of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:
     2. Terms of Employment. During the Term, you agree to be a full-time employee of the Company serving in the position of Chief Executive Officer. You agree to devote substantially all of your working time and attention to the business and affairs of the Company, to discharge the responsibilities associated with your position with the Company, and to use your best efforts to perform faithfully and efficiently such responsibilities. In addition, you agree to serve in such other or different capacities or offices to which you may be assigned, appointed or elected from time to time by the Company. Nothing herein shall prohibit you from devoting your time to civic and community activities, serving as a member of the Board of Directors of other corporations that do not compete with the Company, or managing personal investments, as long as the foregoing do not interfere with the performance of your duties hereunder or violate the terms of the Company’s Code of Business Ethics and Conduct, the Company’s Corporate Governance Guidelines, or other policies applicable to the Company’s executives generally, as those policies may be amended from time to time by the Company.
     2. Section 3 of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:
3. Compensation.
(a) As compensation for your services under this Agreement, you shall be entitled during the Term to receive an initial base salary the annualized amount of which shall be $1,150,000.00, to be paid in accordance with existing payroll practices for the Company. Increases in your base salary, if any, shall be as approved by the Board or a committee appointed by the Board. In addition, during the first year of the Term you shall receive an annual incentive compensation bonus of at least 125% of the initial base salary (the “Initial Bonus”). The Initial Bonus shall be paid on the first anniversary of the Closing Date. Subsequent bonuses shall be paid in such amount and at such times as may be approved from time to time by the Board or a committee appointed by the Board, but in no event later than two and a half months following the calendar year in which the subsequent bonuses are earned by you.
(b) During the Term, you shall be eligible for participation in the welfare, retirement, perquisite and fringe benefit, and other benefit plans, practices, policies and programs, as may be in effect from time to time, for senior executives of the Company generally.
(c) During the Term, you shall be eligible for prompt reimbursement for business expenses reasonably incurred by you in accordance with the Company’s policies, as may be in effect from time to time, for its senior executives generally.
(d) On or as soon as practicable following the Closing Date, the Company will establish and maintain an Award Plan (“New Plan”) providing for awards of up to 6% of the Company’s outstanding common stock to be available for grants to Company employees. On, or as soon as practicable following the Closing Date, you shall be awarded an option (“New Option”) to purchase .6% of the Company’s then outstanding common stock. The New Option shall have a term of ten (10) years and shall have an exercise price per share equal to the aggregate purchase price (to be determined at the Effective Time, as defined in the Merger Agreement) paid under the Merger Agreement divided by the number of outstanding shares of Company common stock following the consummation of the transactions contemplated by the Merger Agreement. The New Option shall vest equally on an annual basis at a rate of twenty-five percent per year over a period of four (4) years and shall accelerate and fully vest upon (i) a Change in Control following the Closing Date; or (ii) your termination pursuant to Section 5(d) of this Agreement. The Company shall have the right to repurchase any shares awarded pursuant to the exercise of the New Option at Fair Market Value following your termination of employment. Fair Market Value shall be defined as the value of the Company as determined by a nationally recognized independent appraiser selected by the Company; provided, however, that in the event the independent appraiser shall indicate a range of value, the parties agree that the median of the range shall be used. The terms of the New Option will be subject to the terms of the New Plan and the New Option grant agreement.
     3. Section 4(b) of the Employment Agreement shall be amended by adding the following language at the end of that section:
Notwithstanding the foregoing, for purposes of the compensation under this Agreement subject to Section 409A of the Code, “Incapacity” shall mean you (A) are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (B) you are, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under a Company-sponsored group disability plan.
     4. Section 4(d) of the Employment Agreement shall be deleted in its entirety and replaced to read as follows:
(d) Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following circumstances or events:
(i) any reduction by the Company in your base salary or adverse change in the manner of computing your Bonus, as in effect from time to time, except for across-the-board salary reductions or changes to the manner of computing bonuses similarly affecting all executive officers of the Company subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, as determined by the Board (“executive officers”);
(ii) the failure by the Company to pay or provide to you any amounts of base salary, the Initial Bonus or other Bonuses or any benefits which are due, owing and payable to you pursuant to the terms hereof, except pursuant to an across-the-board compensation deferral similarly affecting all executive officers, or to pay to you any portion of an installment of deferred compensation due under any deferred compensation program of the Company;
(iii) except in the case of across-the-board reductions, deferrals, eliminations, or plan modifications similarly affecting all executive officers, the failure by the Company to continue to provide you with benefits substantially similar in the aggregate to the Company’s life insurance, medical, dental, health, accident or disability plans in which you are participating following the Closing Date;
(iv) except on a temporary basis as described in Section 4(b), a material adverse change in your responsibilities, position, reporting relationships, authority or duties; or

(v) without limiting the generality or effect of the foregoing, any material breach of this Agreement by the Company.
However, the language in Sections 4(d)(i) through (iii) concerning reductions, changes, deferrals, eliminations, or plan modifications similarly affecting all executive officers of the Company shall not be applicable to circumstances or events occurring in anticipation of, or within one year after, a Change in Control, as defined in Section 4(e). In addition, upon a Change in Control, you shall have the right to resign for Good Reason if your principal place of employment is transferred to a location fifty (50) or more miles from its location immediately preceding the transfer.
Notwithstanding anything else herein, Good Reason shall not exist if, with regard to the circumstances or events relied upon in your Notice of Termination: (x) you failed to provide a Notice of Termination to the Company within sixty (60) days after the date you knew or should have known of such circumstances or events, (y) the circumstances or events are fully corrected by the Company prior to the Date of Termination, or (z) you give your express written consent to the circumstances or events.
     5. Section 4 (e) shall be deleted in its entirety and replaced to read as follows:
(e) Change in Control. For purposes of this Agreement, a “Change in Control” of the Company shall be deemed to have occurred as of the first day any one or more of the following paragraphs is satisfied:
(i) any Person as that term is used in Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than the Company or a trustee or other fiduciary holding securities under an employee benefit plan of the Company, a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company or an affiliate of Carl Icahn) becomes the Beneficial Owner, as that term is defined in Rule 13d-3 of the General Rules and Regulations under the Exchange Act, directly or indirectly, of securities of the Company, representing more than fifty percent of the combined voting power of the Company’s then outstanding securities.
(ii) during any period of twenty-six consecutive months beginning on or after the Closing Date, individuals who at the beginning of the period constituted the Board cease for any reason (other than death, disability or voluntary retirement) to constitute a majority of the Board. For this purpose, any new Director whose election by the Board, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the Directors then still in office, and who either were Directors at the beginning of the period or whose election or nomination for election was so approved, will be deemed to have been a Director at the beginning of any twenty-six month period under consideration.
(iii) the shareholders of the Company approve: (A) a plan of complete liquidation or dissolution of the Company; or (B) an agreement for the sale or disposition of all or substantially all the Company’s assets; or (C) a merger, consolidation or reorganization of the Company with or involving any other corporation, other than a merger, consolidation or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization.
     Notwithstanding anything else herein, a Change in Control shall not include (x) the transactions contemplated by the Merger Agreement or any transaction between the Company and/or Parent and a related party. For this purpose, a related party shall include any entity that would qualify as under common control, part of a controlled group, or part of an affiliated service group under Code section 414 and the Treasury Regulations thereunder, with 50% replacing 80% wherever it appears in Code section 414 and the Treasury Regulations thereunder, or (y) any affiliate of Carl Icahn; or (z) a public offering of the Company’s common stock.
     6. Section 5(d) shall be deleted in its entirety and replaced to read as follows:
(d) If your employment shall be terminated (a) by the Company, except for a termination by the Company for Cause or Incapacity or by a Notice of Non-Renewal (or due to your death), or (b) by you for Good Reason, then you shall be entitled to the benefits provided below:
(i) The Company shall pay you your full base salary through the Date of Termination at the rate in effect at the time the Notice of Termination is given (or, if greater, at the rate in effect at any time within 90 days prior to the time the Notice of Termination is given), plus all other amounts to which you are entitled under any compensation or benefit plans of the Company, including, without limitation, (a) the Initial Bonus, which shall not be pro rated in the event you are terminated prior to the one-year anniversary of the Closing Date; or (b) if you are terminated after the one-year anniversary of the Closing Date, a Bonus prorated for the portion of the Bonus measurement period occurring prior to the Date of Termination, at the time such payments are due, except as otherwise provided below.
(ii) Conditioned upon your execution of a general release relating to your employment in form and substance reasonably acceptable to the Company, the Company shall pay or cause to be paid to you, in lieu of any further payments to you for the portion of the Term subsequent to the Date of Termination an amount (the “Severance Payment”), which shall be equal to the sum of:
(A) the aggregate base salary (at the highest rate in effect at any time during the Term) which you would have received pursuant to this Agreement for the Severance Period had your employment with the Company continued for such period, and
(B) the aggregate Bonus based upon the highest annual Bonus that you received with respect to any calendar year during the two years immediately preceding the calendar year in which the Date of Termination occurred, or, in the event that the Date of Termination occurs prior to the first anniversary of the Closing Date, based upon the Initial Bonus pursuant to Section 3 above.
The Severance Payment shall be paid over a period of two (2) years (the “Severance Period”) in the following manner: to the extent Section 409A does not apply to the Severance Payment, an amount equal to fifty percent (50%) of the value of the Severance Payment shall be paid in a lump sum as soon as administratively practicable after your Termination Date, and an amount equal to the remaining fifty percent (50%) paid in equal semi-monthly installments, without interest, beginning six (6) months after the Date of Termination and continuing through the end of the Severance Period. To the extent Section 409A applies to the Severance Payment, an amount equal to fifty (50%) of the value of the Severance Payment shall be paid on the first day of the seventh month following the Date of Termination, and the remaining fifty (50%) shall be paid in equal semimonthly installments without interest beginning on the eighth month after the Date of Termination and continuing through the end of the Severance Period.
(iii) All outstanding awards, and all amounts owing or accrued, on the Date of Termination under the Lear Corporation Long-Term Stock Incentive Plan (“LTSIP”), the Lear Corporation Management Stock Purchase Plan (“MSPP”), the Lear Corporation Executive Supplemental Savings Plan (“ESSP”) and the Lear Corporation Pension Equalization Program (“PEP”), and any other compensation or equity-based plan, program or arrangement of the Company in which you participated (including, following a Change in Control, any additional accruals provided thereunder due to a Change in Control) and any similar successor plans, programs or arrangements of the Company in which you have participated, to the extent not previously paid or provided to you in accordance with Section 24 of this Agreement, shall become due and owing on the Date of Termination and shall be paid to you under the terms and conditions of such plans, programs and arrangements (and the award agreements and other documents thereunder). You and the Company acknowledge that references in this Section 5(d)(iii) to the PEP, the MSPP, the ESSP, and the LTSIP, shall be deemed to be references to such plans as amended or restated from time to time and to any similar plan of the Company that supplements or supersedes any such plans. In addition, you and the Company acknowledge that references in this Section 5 to any section of the Code shall be deemed to be references to such section as amended from time to time or to any successor thereto.
     7. Section 10(e) shall be deleted in its entirety.
     8. Section 22 shall be amended by adding the following language at the end of the section:
If and to the extent applicable, Parent shall cause the Company or the Merger Sub, whichever survives the transaction contemplated by the Merger Agreement, to select a “specified employee” identification date as soon as administratively feasible following the Closing Date in accordance with Section 409A of the Code and Treasury Regulation § 1.409A.
     9. A new Section 23 shall be added as follows:
     The Company (or any successor thereto) shall fully indemnify you in accordance with the Company’s charter, bylaws and other organizational documents or as specified under Delaware law, whichever provides you the greatest rights of indemnity (which rights shall include rights of advancement). The Company shall also provide, and maintain as current, a policy of Directors and Officers liability insurance for the duration of the Agreement Term.
     10. A new Section 24 shall be added as follows:
24. Merger Agreement
Notwithstanding the foregoing provisions of this Agreement, all outstanding awards, and all amounts owing or accrued under the Lear Corporation LTSIP, MSPP, ESSP PEP, and any other compensation or equity-based plan, program or arrangement of the Company in which you participate, shall, in connection with the consummation of the transactions contemplated by the Merger Agreement, vest and shall, except as set forth below, be paid to you under the terms and conditions of such plans, programs or arrangements (and the award agreements and other documents thereunder) and in accordance with the terms of the Merger Agreement and this Amendment. In addition, the Company shall take such actions as are necessary to allow you to elect to receive (x) at least 70% of your accrued benefit in PEP and the ESSP pension make-up account (the “Pension Make-Up Account”)(which provides a benefit to participants equal to the benefit that would have accrued under the Lear Corporation Pension Plan and/or the PEP, had the participants not elected to defer compensation under Section 2.2 of the ESSP and not elected to defer compensation under the Management Stock Purchase Plan) on January 15, 2008 and (y) up to the remaining 30% of the accrued benefit in PEP and the Pension Make-up Account on January 15, 2009.

Any elections and percentages with respect to the payout of the PEP and Pension Make-Up Account shall be made and fixed no later than December 31, 2007.
     Other than as set forth herein, in all other respects the Employment Agreement remains in full force and effect in accordance with the terms thereof.
     IN WITNESS WHEREOF, the parties have executed this Amendment as of the 9th day of February, 2007.

LEAR CORPORATION

By:	/s/ Daniel A. Ninivaggi

Agreed to this 9th day of February, 2007:

/s/ Douglas G. DelGrosso
Douglas G. DelGrosso